                                January 3, 1997



U.S. Securities and Exchange Commission                         VIA EDGAR
Judiciary Plaza                                                 ---------
450 Fifth Street N.W.
Washington, D.C. 20549


        Re:  BAB Holdings, Inc.
             (Commission File No. 333-15417)

Dear Sir/Madam:

     Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, we hereby respectfully withdraw the above-referenced Registration Statement.
The registrant has been advised that current market conditions preclude an offering of the securities for the purpose and on the terms contemplated therein. We advise the Commission that no securities were issued as a result of this offering.

                                 Very truly yours,


                                 /s/ Michael W. Evans
                                 Michael W. Evans
                                 President and Chief Executive Officer of
                                 BAB Holdings, Inc.

JRS/mra
cc:  Anita Karu, Examiner
     Taren Coleman, Nasdaq
80838/17ZN01!.DOC/17ZN01!.DOC